SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Hansen Medical, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

411307101

(CUSIP Number)

Auris Surgical Robotics, Inc.

125 Shoreway Road, Suite D

San Carlos, California 94070

(650) 610-0750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 411307101	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Auris Surgical Robotics, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 411307101	Page 3 of 4 Pages

This Amendment No. 1 (this “Amendment”) to Schedule 13D filed on April 29, 2016 (the “Schedule 13D”) is being filed by Auris Surgical Robotics, Inc., a Delaware corporation (“Auris”), and relates to an Agreement and Plan of Merger, dated as of April 19, 2016 (the “Merger Agreement”), among Auris, Pineco Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Auris (“Acquisition Sub”), and Hansen Medical, Inc., a Delaware corporation (“Hansen”). Pursuant to the Merger Agreement, on July 27, 2016 (the “Effective Date”), Acquisition Sub merged with and into Hansen and Hansen became a wholly-owned subsidiary of Auris (the “Merger”). Upon the consummation of the Merger, all shares of Hansen common stock issued and outstanding immediately prior to the effective time of the Merger were cancelled, and each outstanding share of common stock of Acquisition Sub was converted into one share of common stock, par value $0.001 per share, of Hansen as the surviving corporation of the Merger.

Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended such that information about Acquisition Sub is removed from Item 2. As a result of the Merger, Acquisition Sub is no longer a reporting person.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The total consideration paid by Auris in connection with the Merger was approximately $76 million, subject to the Investment Agreement (as defined in the Merger Agreement). All of the cash consideration paid in connection with the Merger was provided from Auris’s cash on hand.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On the Effective Date, Auris, Acquisition Sub and Hansen consummated the Merger and the other transactions contemplated by the Merger Agreement. As a result, the Voting Agreement and the proxy granted to certain officers of Auris pursuant to the Voting Agreement terminated on the Effective Date. As a result of the Merger, Hansen is now a wholly-owned subsidiary of Auris. The Nasdaq Stock Market (“Nasdaq”) has filed an application on Form 25 with the Securities and Exchange Commission to remove Hansen’s common stock from listing on Nasdaq and withdraw registration of Hansen’s common stock under Section 12(b) of the Exchange Act. Registration of Hansen’s common stock under the Exchange Act will be terminated, and Hansen’s reporting obligations under the Exchange Act will be suspended.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Items 7 through 13 of the cover page to this Amendment are incorporated herein by reference.

CUSIP No. 411307101	Page 4 of 4 Pages

(c) Except for the transactions described in the preamble to this Amendment and in Item 4, neither Auris nor, to the knowledge of Auris, any of Auris’s executive officers and directors has effected any transactions in Hansen’s common stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2016

AURIS SURGICAL ROBOTICS, INC.

/s/ David M. Styka
David M. Styka, Chief Financial Officer